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                                May 10, 2021

       Marshall Fordyce, M.D.
       Chief Executive Officer and President
       Vera Therapeutics, Inc.
       170 Harbor Way, 3rd Floor
       South San Francisco, California 94080

                                                        Re: Vera Therapeutics,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed May 10, 2021
                                                            File No. 333-255492

       Dear Dr. Fordyce:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Form S-1 filed May 10, 2021

       Risk Factors
       Our amended and restated certificate of incorporation..., page 69

   1. Please revise this risk factor to be consistent with your Fifth Amended and Restated
                                                        Certificate of
Incorporation and your disclosure on page 172.
       Dilution, page 80

   2. Your disclosure states that historical net tangible book value excludes convertible preferred stock
classified outside of equity. Therefore, it appears that the historical net tangible book value
should be a deficit rather than $50.2 million. Please revise the calculation or advise
as to the appropriateness of your calculation.
 Marshall Fordyce, M.D.
Vera Therapeutics, Inc.
May 10, 2021
Page 2
3. It appears that the pro forma net tangible shares of common stock outstanding should be
      16,129,310 rather than 20,479,310. Please revise or advise as to the appropriateness of your disclosure.
        You may contact Christie Wong at 202-551-3684 or Vanessa Robertson at 202-551-3649
if you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Irene Paik at 202-551-6553 with any other questions.



                                                          Sincerely,
FirstName LastNameMarshall Fordyce, M.D.
                                                          Division of
Corporation Finance
Comapany NameVera Therapeutics, Inc.
                                                          Office of Life
Sciences
May 10, 2021 Page 2
cc:       Jodie Bourdet
FirstName LastName